AP 9/18



SECU [barcode] SSION

12062605

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 4 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Grove Investment Services Inc ~~Securities~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eck, Schafer + Punke LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2011 and 2010

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF INCOME	5
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	12
SCHEDULES OF NET CAPITAL	13

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statements of financial condition of Oak Grove Investment Services, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2012

Oak Grove Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,486	$ 4,390
Investment	5,998	5,996
Accounts receivables	7,958	1,915
Other current	1,042	-
Total current assets	20,484	12,301
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,753 in 2011 and $ 3,698 in 2010	83	138
Total assets	$ 20,567	$ 12,439
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 6,127	$ 3,220
Accrued rent payable	-	1,800
Total current liabilities	6,127	5,020
STOCKHOLDER'S EQUITY		
Common stock - authorized 1,000,000 shares, no par value issued and outstanding 1,000,000 shares	1,000	1,000
Paid-in capital	16,050	12,050
Retained earnings	(2,610)	(5,631)
Total stockholder's equity	14,440	7,419
Total liabilities and stockholder's equity	$ 20,567	$ 12,439

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF INCOME

Year Ended December 31

	2011	2010
REVENUE		
Commission income	$ 158,017	$ 125,444
Registration and license	2,095	4,590
Interest income	1	77
Total revenue	160,113	130,111
EXPENSES		
Commissions	114,671	93,231
Rent	12,373	12,679
Management fee	3,000	6,000
Consulting fees	8,400	9,275
Licensing	4,757	4,988
Legal and accounting	4,775	4,255
Membership	1,615	3,070
Contract labor	4,800	3,836
Insurance bond	425	828
Health and life insurance	307	307
Bank charges	548	571
Depreciation	55	55
Miscellaneous	1,366	185
Total expenses	157,092	139,280
Net income (loss) before income taxes	3,021	(9,169)
Federal and state income taxes	-	-
NET INCOME (LOSS)	$ 3,021	$ (9,169)

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 1,000	$ 12,050	$ 3,538	$ 16,588
Net loss for the year	-	-	(9,169)	(9,169)
Balance at December 31, 2010	1,000	12,050	(5,631)	7,419
Capital contribution	-	4,000	-	4,000
Net income for the year	-	-	3,021	3,021
Balance at December 31, 2011	$ 1,000	$ 16,050	$ (2,610)	$ 14,440

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ 3,021	$ (9,169)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	55	55
Change in assets and liabilities		
Accounts receivable	(6,043)	(1,915)
Other current	(1,042)	
Accounts payable	2,907	3,220
Investment	(2)	(1)
Accrued rent payable	(1,800)	1,800
Net cash flows from operating activities	(2,904)	(6,010)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in capital	4,000	-
Net cash flows from financing activities	4,000	-
CHANGE IN CASH AND CASH EQUIVALENTS	1,096	(6,010)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,390	10,400
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,486	$ 4,390

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

5. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6. Revenue Recognition

Commission income is recorded when all significant services related to the sale of the securities or financial products have been performed by the broker-dealer and the amount of the commission earned has been determined.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2011. The rate of interest is .5%. The certificate is carried at its net liquidation value.

NOTE C - INCOME TAXES

The Company prepares its tax returns on the cash basis of accounting. For 2011and 2010, the Company had no tax liability; therefore, there was no provision for federal or state income tax for either year. The deferred tax asset and credit arising from net operating loss carry forwards were not material to the financial statements.

Oak Grove Investment Services, Inc. follows accounting principles generally accepted in the United States of America related to the accounting for uncertainty in income taxes which sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2011 were reviewed, and it was determined that no provision for uncertain tax positions is required.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2009. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $ 14,357 and $ 7,281 which was $ 9,357 and $ 2,281, respectively, in excess of its required net capital of $ 5,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis. The Pettyjohn Family Trust allowed the Company to defer the payment of part of the 2010 rent expense. The outstanding balance due is reflected in the accrued rent payable.

NOTE E - RELATED PARTY TRANSACTIONS - Continued

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2011 and 2010, the fees were $ 3,000 and $ 6,000, respectively. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc. Acorn Service Group, Inc. agreed to cancel the management fee contract on April 1, 2010. This contract was reinstated in July 2011.

NOTE F - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2011 through February 24, 2012, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE G - MANAGEMENT'S PLAN FOR ONGOING OPERATIONS

Management has other entities and they intend to support the NASD registered broker-dealer through these entities to the extent necessary to keep the Company adequately capitalized.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
Oak Grove Investments, Inc.

We have audited the financial statements of Oak Grove Investment Services, Inc. as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of net capital presented on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2012

Oak Grove Investment Services, Inc.

SCHEDULES OF NET CAPITAL

Year Ended December 31

	2011	2010
Allowable assets	$ 20,484	$ 12,301
Total liabilities	6,127	5,020
Net capital per audit report accrual basis	$ 14,357	$ 7,281
Net capital per December 31 FOCUS Report	$ 13,507	$ 9,340

OAK GROVE INVESTMENT SERVICES, INC.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2011

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
Oak Grove Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Oak Grove Investment Services, Inc. (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debt) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first paragraph of this letter and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe the following deficiency to be a significant deficiency. Our recommendation regarding this matter is discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only one person records all cash and security transactions and does the bookkeeping for the Company. This weakness is somewhat mitigated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2012